[SUNAMERICA INC. LETTERHEAD]


                                                                        , 1995



To Holders of 9 1/4%
   Preferred Stock, Series B:

         SunAmerica Capital Trust I, a newly organized special purpose
Delaware statutory business trust (the "Trust"), all of whose common beneficial interests are owned by SunAmerica Inc. ("SunAmerica"), is proposing an exchange offer for up to 5,500,000 shares of outstanding 9 1/4% Preferred Stock, Series B (the "Series B Preferred") of SunAmerica. The Trust is offering (the "Offer") to exchange its ___% Trust Originated Preferred Securities ("TOPrS") (the "Preferred Securities") for shares of Series B Preferred on the basis of one Preferred Security for each share of Series B Preferred validly tendered and not withdrawn pursuant to the Offer. Shares of Series B Preferred not accepted for exchange because of proration or otherwise will be returned. In connection with the Offer, SunAmerica will deposit in the Trust as trust assets its ___% Junior Subordinated Debentures, Series A, due 2044.

         The Offer is explained in detail in the enclosed Offering Circular/Prospectus and Letter of Transmittal. If you want to tender your shares and to participate in the Offer, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither SunAmerica nor its Board of Directors makes any recommendation to any stockholder whether to tender or to refrain from tendering in the Offer.

                                       Very truly yours,